Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2025

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended March 31
($ millions, except as otherwise noted)	Note	2025	2024
Sales	2, 8	5,100	5,389
Freight, transportation and distribution		226	238
Cost of goods sold		3,554	3,614
Gross Margin		1,320	1,537
Selling expenses		757	794
General and administrative expenses		152	154
Provincial mining taxes		68	68
Share-based compensation expense		42	6
Foreign exchange loss, net of related derivatives		7	43
Other expenses	3	68	53
Earnings Before Finance Costs and Income Taxes		226	419
Finance costs		179	179
Earnings Before Income Taxes		47	240
Income tax expense	4	28	75
Net Earnings		19	165
Attributable to
Equity holders of Nutrien		11	158
Non-controlling interest		8	7
Net Earnings		19	165

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)
Basic		0.02	0.32
Diluted		0.02	0.32
Weighted average shares outstanding for basic EPS		489,397,000	494,570,000
Weighted average shares outstanding for diluted EPS		489,540,000	494,792,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
($ millions, net of related income taxes)		2025	2024
Net Earnings		19	165
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net fair value loss on investments		(18)	(18)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		39	(66)
Other		4	(18)
Other Comprehensive Income (Loss)		25	(102)
Comprehensive Income		44	63
Attributable to
Equity holders of Nutrien		36	57
Non-controlling interest		8	6
Comprehensive Income		44	63

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31
($ millions)	Note	2025	2024
Operating Activities
Net earnings		19	165
Adjustments for:
Depreciation and amortization		571	565
Share-based compensation expense		42	6
Provision for deferred income tax		80	28
Net undistributed earnings of equity-accounted investees		(5)	(50)
Loss related to financial instruments in Argentina	3	-	19
Long-term income tax receivables and payables		(38)	43
Other long-term assets, liabilities and miscellaneous		5	64
Cash from operations before working capital changes		674	840
Changes in non-cash operating working capital:
Receivables		(143)	(257)
Inventories and prepaid expenses and other current assets		(1,274)	(1,330)
Payables and accrued charges		(339)	260
Cash Used in Operating Activities		(1,082)	(487)
Investing Activities
Capital expenditures [1]		(300)	(353)
Business acquisitions, net of cash acquired		(11)	-
Purchase of investments, held within three months, net		(16)	(18)
Purchase of investments		(2)	(4)
Proceeds from sale of investments	5	183	-
Net changes in non-cash working capital		(88)	(90)
Other		(9)	(29)
Cash Used in Investing Activities		(243)	(494)
Financing Activities
Proceeds from debt, maturing within three months, net		912	926
Proceeds from debt	6	998	-
Repayment of debt	6	(4)	(14)
Repayment of principal portion of lease liabilities		(110)	(96)
Dividends paid to Nutrien’s shareholders	7	(265)	(261)
Repurchase of common shares, inclusive of related tax	7	(148)	-
Issuance of common shares		3	1
Other		(21)	(8)
Cash Provided by Financing Activities		1,365	548
Effect of Exchange Rate Changes on Cash and Cash Equivalents		2	(12)
Increase (Decrease) in Cash and Cash Equivalents		42	(445)
Cash and Cash Equivalents – Beginning of Period		853	941
Cash and Cash Equivalents – End of Period		895	496
Cash and cash equivalents is composed of:
Cash		828	422
Short-term investments		67	74
		895	496
Supplemental Cash Flows Information
Interest paid		132	132
Income taxes paid		7	50
Total cash outflow for leases		150	131

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended March 31, 2025 of $279 million and $21 million (2024 – $324 million and $29 million).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

Balance – December 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	158	158	7	165

Other comprehensive loss	-	-	-	(65)	(36)	(101)	-	(101)	(1)	(102)

Dividends declared [1]	-	-	-	-	-	-	(266)	(266)	-	(266)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(8)	(8)

Effect of share-based compensation including issuance of common shares	37,199	2	2	-	-	-	-	4	-	4

Transfer of net loss on cash flow hedges	-	-	-	-	2	2	-	2	-	2

Balance – March 31, 2024	494,588,929	13,840	85	(351)	(44)	(395)	11,423	24,953	43	24,996

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	11	11	8	19

Other comprehensive income (loss)	-	-	-	39	(14)	25	-	25	-	25

Shares repurchased for cancellation (Note 7)	(2,862,814)	(80)	-	-	-	-	(69)	(149)	-	(149)

Dividends declared [1]	-	-	-	-	-	-	(266)	(266)	-	(266)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(11)	(11)

Effect of share-based compensation including issuance of common shares	59,751	3	1	-	-	-	-	4	-	4

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	6	6	-	6	-	6

Balance – March 31, 2025	488,222,383	13,671	69	(498)	(13)	(511)	10,809	24,038	32	24,070

1 During the three months ended March 31, 2025, we declared dividends of $0.545 per share (2024 - $0.54 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at March 31		As at December 31, 2024
($ millions)	Note	2025	2024

Assets

Current assets

Cash and cash equivalents		895	496	853

Receivables	8	5,612	5,561	5,390

Inventories		7,992	8,188	6,148

Prepaid expenses and other current assets		863	905	1,401

		15,362	15,150	13,792

Non-current assets

Property, plant and equipment		22,488	22,410	22,604

Goodwill		12,058	12,083	12,043

Intangible assets		1,791	2,165	1,819

Investments	5	495	768	698

Other assets		875	999	884

Total Assets		53,069	53,575	51,840

Liabilities

Current liabilities

Short-term debt		2,437	2,835	1,534

Current portion of long-term debt	6	1,038	513	1,037

Current portion of lease liabilities		364	346	356

Payables and accrued charges		8,752	9,431	9,118

		12,591	13,125	12,045

Non-current liabilities

Long-term debt	6	9,870	8,910	8,881

Lease liabilities		998	1,034	999

Deferred income tax liabilities		3,591	3,601	3,539

Pension and other post-retirement benefit liabilities		225	246	227

Asset retirement obligations and accrued environmental costs		1,528	1,485	1,543

Other non-current liabilities		196	178	164

Total Liabilities		28,999	28,579	27,398

Shareholders’ Equity

Share capital	7	13,671	13,840	13,748

Contributed surplus		69	85	68

Accumulated other comprehensive loss		(511)	(395)	(515)

Retained earnings		10,809	11,423	11,106

Equity holders of Nutrien		24,038	24,953	24,407

Non-controlling interest		32	43	35

Total Shareholders’ Equity		24,070	24,996	24,442

Total Liabilities and Shareholders’ Equity		53,069	53,575	51,840

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2025

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2024 annual audited consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2024 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2024 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of cash flows and Note 3 Other expenses (income).

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized for issue by the Audit Committee of the Board of Directors for issue on May 7, 2025.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core business. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments received are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and others	Eliminations	Consolidated

Assets – as at March 31, 2025	23,253	13,890	11,581	2,443	2,442	(540)	53,069

Assets – as at December 31, 2024	22,149	13,792	11,603	2,453	2,571	(728)	51,840

Unaudited

	Three Months Ended March 31, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and others	Eliminations	Consolidated

Sales – third party	3,090	766	892	338	14	-	5,100

– intersegment	-	95	182	67	-	(344)	-

Sales – total	3,090	861	1,074	405	14	(344)	5,100

Freight, transportation and distribution	-	117	120	45	-	(56)	226

Net sales	3,090	744	954	360	14	(288)	4,874

Cost of goods sold	2,404	380	663	361	4	(258)	3,554

Gross margin	686	364	291	(1)	10	(30)	1,320

Selling expenses (recovery)	755	3	7	2	(3)	(7)	757

General and administrative expenses	44	2	6	2	98	-	152

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	42	-	42

Foreign exchange loss, net of related derivatives	-	-	-	-	7	-	7

Other expenses (income)	25	2	12	6	18	5	68

Earnings (loss) before finance costs and income taxes	(138)	289	266	(11)	(152)	(28)	226

Depreciation and amortization	184	157	142	72	16	-	571

EBITDA	46	446	408	61	(136)	(28)	797

Restructuring costs	-	-	-	-	1	-	1

Share-based compensation expense	-	-	-	-	42	-	42

ARO/ERL related expenses for non-operating sites	-	-	-	-	5	-	5

Foreign exchange loss, net of related derivatives	-	-	-	-	7	-	7

Adjusted EBITDA	46	446	408	61	(81)	(28)	852

	Three Months Ended March 31, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and others	Eliminations	Consolidated

Sales – third party	3,308	821	846	414	-	-	5,389

– intersegment	-	106	182	85	-	(373)	-

Sales – total	3,308	927	1,028	499	-	(373)	5,389

Freight, transportation and distribution	-	114	117	62	-	(55)	238

Net sales	3,308	813	911	437	-	(318)	5,151

Cost of goods sold	2,561	358	604	372	-	(281)	3,614

Gross margin	747	455	307	65	-	(37)	1,537

Selling expenses (recovery)	790	3	7	2	(2)	(6)	794

General and administrative expenses	52	4	5	4	89	-	154

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	6	-	6

Foreign exchange loss, net of related derivatives	-	-	-	-	43	-	43

Other expenses (income)	22	(3)	(33)	8	54	5	53

Earnings (loss) before finance costs and income taxes	(117)	383	328	51	(190)	(36)	419

Depreciation and amortization	194	147	136	70	18	-	565

EBITDA	77	530	464	121	(172)	(36)	984

Share-based compensation expense	-	-	-	-	6	-	6

Loss related to financial instruments in Argentina	-	-	-	-	19	-	19

ARO/ERL related expenses for non-operating sites	-	-	-	-	3	-	3

Foreign exchange loss, net of related derivatives	-	-	-	-	43	-	43

Adjusted EBITDA	77	530	464	121	(101)	(36)	1,055

Unaudited

	Three Months Ended March 31
($ millions)	2025	2024
Retail sales by product line
Crop nutrients	1,194	1,309
Crop protection products	972	1,114
Seed	532	485
Services and other	146	156
Merchandise	189	200
Nutrien Financial	70	66
Nutrien Financial elimination [1]	(13)	(22)

	3,090	3,308

Potash sales by geography
Manufactured product

North America	434	520

Offshore [2]	426	407
Other potash and purchased products	1	-

	861	927

Nitrogen sales by product line
Manufactured product

Ammonia	240	244

Urea and ESN®	382	366

Solutions, nitrates and sulfates	321	319
Other nitrogen and purchased products	131	99

	1,074	1,028

Phosphate sales by product line
Manufactured product

Fertilizer	249	321

Industrial and feed	151	167

Other phosphate and purchased products	5	11

	405	499

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 8) and includes provisional pricing adjustments for the three months ended March 31, 2025 of $31 million (2024 – $12 million).

Note 3 Other expenses (income)

	Three Months Ended March 31
($ millions)	2025	2024
Restructuring costs	1	-
Earnings of equity-accounted investees	(5)	(51)
Bad debt expense	19	13
Project feasibility costs	15	15
Customer prepayment costs	18	16
Legal expenses	5	8
Loss on natural gas derivatives not designated as hedge	-	3
Loss related to financial instruments in Argentina	-	19
ARO/ERL related expenses for non-operating sites ¹	5	3
Other expenses	10	27
	68	53

1 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

Note 4 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024
Actual effective tax rate on earnings (%)	49	30
Actual effective tax rate including discrete items (%)	60	31
Discrete tax adjustments that impacted the tax rate [1]	5	3

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Financial instruments

During the three months ended March 31, 2025, we fully divested our remaining equity ownership interest in Sinofert Holdings Limited, which had been classified as a financial asset measured at fair value through other comprehensive income. Total proceeds from the sale were $193 million of which $28 million was collected subsequent to March 31, 2025. Total proceeds from the sale reflected the fair value of the investment at the date of derecognition. A loss of $18 million related to the investment during the period was recognized in other comprehensive income. Upon derecognition, the cumulative unrealized gain previously recognized in other comprehensive income of $27 million was reclassified to retained earnings.

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,908 million and fair value of $10,272 million as at March 31, 2025. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 6 Debt

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes issued in 2025	4.500	March 12, 2027	400
Senior notes issued in 2025	5.250	March 12, 2032	600
			1,000

The senior notes issued in the three months ended March 31, 2025, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Subsequent to the three months ended March 31, 2025, we repaid our outstanding $500 million 3.000 percent senior notes that matured April 1, 2025.

Note 7 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended March 31

($ millions, except as otherwise noted)	2025	2024
Number of common shares repurchased for cancellation	2,862,814	-
Average price per share (US dollars)	51.08	-
Total cost, inclusive of tax	149	-

Subsequent to March 31, 2025, as of May 6, 2025, an additional 749,958 common shares were repurchased for cancellation at a cost of $39 million and an average price per share of $52.15.

Dividends declared

We declared a dividend per share of $0.545 (2024 – $0.54) during the three months ended March 31, 2025, payable on April 10, 2025 to shareholders of record on March 31, 2025.

Unaudited

Note 8 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized, at the time product is loaded for shipping, at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended March 31, 2025 were $57 million (2024 – $31 million).

($ millions)	As at March 31, 2025	As at December 31, 2024
Receivables from Canpotex	232	122
Payables to Canpotex	77	66